                          [VISIBLE GENETICS INC. LOGO]


                             FOR IMMEDIATE RELEASE


CONTACTS:
Richard Daly (416) 813-3281           Bruno Maruzzo  (416) 813-3271
CEO, Visible Genetics Inc.            Investor Relations, Visible Genetics Inc.


              REGULATORY APPROVAL GRANTED IN ARGENTINA FOR VISIBLE
                     GENETICS' TRUGENE HIV-1 GENOTYPING KIT


TORONTO, CANADA (FEBRUARY 1, 2001) - VISIBLE GENETICS INC. (VGI, NASDAQ: VGIN) reported today that it has been granted regulatory approval in Argentina for its TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) automated DNA sequencing system by the Administacion Nacional de Medicamentos, Alimentos Y Tecnologia. Visible Genetics' OpenGene(TM) automated DNA sequencing system and TRUGENE HIV-1 Genotyping Kit is the first complete sequence based DNA system to be approved in the Argentine market for routine clinical diagnostic use.

The TRUGENE(TM) HIV-1 Genotyping Kit and related products are being distributed by Werfen Medical S.A. in Argentina. Werfen is A major distributor of medical diagnostic products in Argentina and one of the leading suppliers of HIV viral load assays in that country. Werfen will provide complete training and support for all of its sub-distributors and customers for VGI's products in Argentina.

"We are very pleased to have received approval to use VGI's product for routine clinical diagnostic use in Argentina. We believe that the TRUGENE HIV-1 Genotyping Kit is the best technology available in the market," stated Santiago Antognolli, CEO of Werfen Medical. "For the past 18 months we have worked closely with VGI personnel to prepare the market for the introduction of the VGI product, by organizing conferences and meetings in Argentina to inform and educate both physicians and patients of the benefits of HIV genotyping in patient management."

Werfen currently has the three most important HIV centers in Argentina as customers of the VGI system: the National Reference Center of AIDS, under the direction of Dr. Horacio Salomon and Dr. Mercedes Weissenbacher; the Fundacion Huesped, under the direction of Dr. Pedro Cahn; and the

Public Health Center of Rosario, under the direction of Professor Oscar Fay. Currently there are approximately 15,000 patients receiving HIV drug treatment in Argentina with the Ministry of Health paying for all diagnostic tests and treatments.

"This approval further confirms the quality and usefulness of Visible Genetics' TRUGENE HIV-1 Genotyping Kit," stated Richard T. Daly, CEO of Visible Genetics. "We see Latin America as a significant market opportunity for all of Visible Genetics' current and future products. The approval in Argentina is the first step and we are pleased to be working with Werfen in developing the Argentine market."

This is the second regulatory approval received by VGI for its TRUGENE HIV-1 Genotyping Kit in the past two months. On December 20, 2000, the Company announced that it had received approval to market the product in France. As well, the US Food and Drug Administration (FDA) is currently reviewing VGI's submission for the TRUGENE HIV-1 Genotyping Kit and OpenGene(TM) system which was initially filed with the FDA in September 2000.

Visible Genetics Inc. is a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. VGI manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs patented CLIP(TM) technology - a single-step, bi-directional sequencing method that significantly reduces the time and cost involved in identifying clinically relevant genetic information.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors, which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks as detailed from time to time in the Company's SEC filings, including the most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

                                      2